Exhibit 99.1

October 12, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

THIRD QUARTER 2016 PRODUCTION RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces production results for the third quarter (“Q3”) 2016 from its two wholly-owned Mexican silver mining operations: the Guanajuato Mine Complex (“GMC”), which includes the San Ignacio Mine, and the Topia Mine in Durango.

Third Quarter 2016 Production Highlights (Compared to Third Quarter 2015)

•	Consolidated metal production decreased 12% to 953,632 silver equivalent ounces ("Ag eq oz")
•	Silver production decreased 13% to 510,491 silver ounces ("Ag oz")
•	Gold production decreased 11% to 5,423 gold ounces ("Au oz")
•	Ore processed increased 2%, with 95,282 tonnes milled

“Despite the third quarter being challenged by lower grades, recoveries and two temporary shut-downs, we expect to meet our production guidance for 2016,” stated Robert Archer, President & CEO. “Furthermore, we expect to continue the trend of significant reductions in our cash costs over prior year levels.”

Consolidated Operations Summary	Q3 2016	Q3 2015	Change	Q3 2016	Q2 2016	Change
Ore processed (tonnes milled)	95,282	93,730	2%	95,282	99,905	-5%
Silver equivalent ounce production[1,2]	953,632	1,080,296	-12%	953,632	1,037,728	-8%
Silver ounce production	510,491	586,918	-13%	510,491	536,726	-5%
Gold ounce production	5,423	6,079	-11%	5,423	6,010	-10%
Lead production (tonnes)	248	341	-27%	248	290	-14%
Zinc production (tonnes)	324	493	-34%	324	433	-25%

(1)	Silver equivalent ounces for 2016 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to price/pound of lead and zinc, respectively.
(2)	Silver equivalent ounces for 2015 were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to price/pound of lead and zinc, respectively.

Guanajuato Mine Complex

In the third quarter of 2016, metal production at the GMC was 2% lower than the previous quarter, and decreased by 5%, to 755,008 Ag eq oz, when compared to the same quarter in the previous year. The decrease was attributed to lower grades and gold recoveries at San Ignacio, mainly reflecting variance from the modeled mineral resource. Additional underground drilling is being undertaken to improve the resource definition in these areas. These factors were partly offset by a 6% increase in ore processed compared to the third quarter of 2015.

GMC Operations Summary	Q3 2016	Q3 2015	Change	Q3 2016	Q2 2016	Change
Ore processed (tonnes milled)	81,602	77,136	6%	81,602	84,134	-3%
Silver equivalent ounce production [1,2]	755,008	797,119	-5%	755,008	774,160	-2%
Silver ounce production	383,598	413,085	-7%	383,598	366,943	5%
Gold ounce production	5,306	5,908	-10%	5,306	5,817	-9%
Ag grade (g/t)	164	188	-13%	164	159	3%
Au grade (g/t)	2.36	2.64	-11%	2.36	2.52	-7%
Ag recovery (%)	88.9%	88.5%	0%	88.9%	85.3%	4%
Au recovery (%)	85.8%	90.2%	-5%	85.8%	85.2%	1%

(1)	Silver equivalent ounces for 2016 were calculated using a 70:1 Ag:Au ratio.
(2)	Silver equivalent ounces for 2015 were calculated using a 65:1 Ag:Au ratio.

The decrease in gold recovery, when compared to the same quarter in the previous year, is attributed to the lower gold grades and the increased proportion of tonnage from San Ignacio. Conversely, silver recovery has returned to last year’s levels due to increased silver grades at the GTO mines and improved metallurgical procedures.

Topia Mine

Total metal production in the third quarter of 2016 decreased by 25% and 30%, respectively, when compared to the previous quarter and the same quarter in the previous year, due to lower tonnes milled, lower grades and lower recoveries.

Topia Operations Summary	Q3 2016	Q3 2015	Change	Q3 2016	Q2 2016	Change
Ore processed (tonnes milled)	13,680	16,594	-18%	13,680	15,771	-13%
Silver equivalent ounce production [1,2]	198,624	283,177	-30%	198,624	263,568	-25%
Silver ounce production	126,892	173,834	-27%	126,892	169,783	-25%
Gold ounce production	117	170	-31%	117	192	-39%
Lead production (tonnes)	248	341	-27%	248	290	-14%
Zinc production (tonnes)	324	493	-34%	324	433	-25%
Ag grade (g/t)	322	359	-10%	322	367	-12%
Au grade (g/t)	0.49	0.54	-9%	0.49	0.59	-17%
Ag recovery (%)	89.7%	90.8%	-1%	89.7%	91.3%	-2%
Au recovery (%)	54.3%	59.6%	-9%	54.3%	64.0%	-15%

(1)	Silver equivalent ounces for 2016 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to price/pound of lead and zinc, respectively.
(2)	Silver equivalent ounces for 2015 were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to price/pound of lead and zinc, respectively.

The decrease in mill throughput was mainly attributed to the two temporary plant shutdowns during the quarter. In addition, third quarter production was challenged by narrower veins, which increased dilution and decreased grade.

OUTLOOK

Despite lower production in the third quarter of 2016, the Company continues to expect to achieve its guidance of 4.0 - 4.2 million Ag eq oz (based on a 70:1 silver:gold ratio) for 2016. For the nine months ended September 30, 2016 production totalled just over 3 million Ag eq oz.

As noted in previous disclosures, the Company is undertaking the construction of a Phase II dry-stack tailings facility at Topia that is expected to add five to seven years of capacity. As work proceeds through the fourth quarter, there is the potential for a temporary disruption of throughput at the plant. In the unlikely event of a disruption, it is anticipated that ore will be stockpiled for later processing.

After completing a US$29.9 million financing early in the third quarter, the Company has an exceptionally strong balance sheet, and continues to focus on an acquisition strategy to add precious metal production opportunities in the Americas.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng. and Vice President of Exploration for the Company, who is the Qualified Person (QP) for the Guanajuato Mine Complex and the Topia Mine under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements include but are not limited to statements regarding: intentions to further evaluate the Coricancha property for potential acquisition, the evaluation of other projects for acquisition and growth, plans for production at the Company's Guanajuato Mine Complex and Topia Mine in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2015 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.  There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed.  Readers are cautioned not to place undue reliance on forward looking statements.  The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:    1 888 355 1766

Tel:         +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com